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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 24 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-44123

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Cohen & Steers Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Stadler 212-446-9168
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COHEN & STEERS

OATH OR AFFIRMATION

We, Francis C. Poli and Matthew S. Stadler, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Cohen & Steers Securities, LLC (the Company), as of and for the year ended December 31, 2015, are true and correct. We further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Francis C. Poli
President
February 23, 2016



Matthew S. Stadler
Chief Financial Officer
February 23, 2016



Notary Public


ADAM JOHNSON
NOTARY PUBLIC
My Comm. Expires
July 6, 2016
No. 02J06186485
QUALIFIED IN NEW YORK COUNTY
STATE OF NEW YORK

COHEN & STEERS SECURITIES, LLC
(SEC I.D. No. 8-44123)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

COHEN & STEERS SECURITIES, LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Cohen & Steers Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of Cohen & Steers Securities, LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cohen & Steers Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2016

COHEN & STEERS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	5,280,593
Distribution and service fees receivable		1,039,143
Deferred commissions - net of accumulated amortization of $1,166,716		1,386,890
Due from affiliate		320,812
Other assets		66,837
Total assets	$	8,094,275

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Distribution and service fees payable	$	2,210,556
Due to affiliate		548,898
Due to parent		175,749
Accrued expenses and other liabilities		69,156
Total liabilities		3,004,359
Member's equity		5,089,916
Total liabilities and member's equity	$	8,094,275

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Cohen & Steers Securities, LLC (the Company) is a Delaware limited liability company and a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the Parent), a New York corporation. The Parent is a wholly-owned subsidiary of Cohen & Steers, Inc. (CNS), a Delaware corporation that is publicly traded and listed on the New York Stock Exchange. The Company is a registered broker/dealer. The regulation of broker/dealers has been delegated by the federal securities laws to the Financial Industry Regulatory Authority (FINRA), which conducts periodic examinations of their operations. The Company is the distributor of certain of the Parent's sponsored funds (Funds).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes the estimates used in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

Distribution and Service Fees Receivable—Distribution and service fees receivable consists of amounts due from the Funds.

Fair Value—The Accounting Standards Codification specifies a hierarchy of valuation classifications based on whether the inputs to the valuation techniques used in each valuation classification are observable or unobservable. These classifications are broadly summarized below:

- Level 1—Unadjusted quoted prices for identical instruments in active markets.
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable.
- Level 3—Valuations derived from valuation techniques in which significant inputs or significant value drivers are unobservable.

Inputs used to measure fair value may be classified in different levels of the fair value hierarchy, in which case the Company defaults to the lowest level input that is significant to the fair value measurement in its entirety. These levels are not necessarily an indication of the risk or liquidity associated with the investments.

As of December 31, 2015, approximately $2,970,000 of money market funds were recorded within cash and cash equivalents on the Company's statement of financial condition. Money market funds are actively traded and are valued at their closing net asset value and are categorized as Level 1 in the fair value hierarchy.

Deferred Commissions—Deferred commissions consist of sales commissions paid in advance to broker/dealers in connection with the sale of Class C shares of the Parent-sponsored open-end load mutual funds and are capitalized and amortized over the period during which redemption by the purchasing shareholder would be subject to a contingent deferred sales charge, which period does not exceed one year from the date of purchase. Deferred commissions are reviewed for impairment annually and whenever events or changes in circumstances indicate the carrying value of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value.

Distribution and Service Fees Payable—Distribution and service fees payable represent amounts payable to qualified dealers/institutions for distribution and service fees.

Recently Issued Accounting Pronouncements—In May 2015, the Financial Accounting Standards Board (FASB) issued new guidance amending the current disclosure requirements for investments in certain entities that calculate net asset value per share. The guidance requires investments for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy. Instead, those investment amounts shall be provided as a separate item to permit reconciliation of the fair value of investments included in the fair value hierarchy to the line items presented in the statement of financial condition. This new guidance will be effective for the Company in 2016. The Company does not anticipate that the adoption of this new guidance will have a material impact on the Company's statement of financial condition.

In August 2014, the FASB issued new guidance regarding disclosure of going concern uncertainties in the financial statements. The guidance requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued at each annual and interim reporting period. This new guidance will be effective for the Company in 2017. The Company does not anticipate that the adoption of this new guidance will have a material impact on the Company's statement of financial condition.

3. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are principally held at two major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires that it maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined by the Rule. As of December 31, 2015, the Company's net capital was approximately $2,217,000, which was approximately $2,052,000 in excess of its minimum requirement. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker/dealer is less than the amount required under the Rule and requires prior notice to the SEC for certain withdrawals of capital. The Parent made a capital contribution of $1,000,000 to the Company during the year ended December 31, 2015. The Company's aggregate indebtedness to net capital ratio was 1.11 to 1 as of December 31, 2015.